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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Peace Arch Entertainment Group Inc.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
704586304
(CUSIP Number)
Leslie McMahon
3008 Taylor Street
Dallas, Texas 75226

- with copies to -

Michael E. Dillard
Akin Gump Strauss Hauer & Feld LLP
1111 Louisiana Street, 44th Floor
Houston, Texas 77002-5200
(713) 220-5800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 7, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	704586304

1	NAMES OF REPORTING PERSONS: Todd R. Wagner

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		3,000,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,000,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

SCHEDULE 13D

Item 1.	Security and Issuer
     This Schedule 13D relates to the common shares, no par value (the “Common Shares”), of Peace Arch Entertainment Group, Inc., a corporation governed by the laws of Ontario, Canada (the “Issuer”). The Issuer’s principal executive offices are located at 407-124 Merton Street, Toronto, Ontario M4S 2Z2.

Item 2.	Identity and Background
          (a) This statement is filed by Todd R. Wagner.
          (b) The business address of Mr. Wagner is 3008 Taylor Street, Dallas, Texas 75226.
          (c) Mr. Wagner’s present principal occupation is engaging in personal investments.
          (d) Mr. Wagner has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) Mr. Wagner has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f) Mr. Wagner is a United States citizen.

Item 3.	Source and Amount of Funds
          On June 7, 2006, Mr. Wagner purchased 3,000,000 Common Shares at a purchase price of USD$1.10 per share. Mr. Wagner used personal funds to complete the purchase.

Item 4.	Purpose of the Transaction
     Mr. Wagner acquired the Common Shares for investment purposes, and has no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although Mr. Wagner does not rule out the possibility of effecting or seeking to effect any such actions in the future.

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Item 5.	Interest in Securities of the Issuer
          (a) Mr. Wagner beneficially owns 3,000,000 Common Shares of the Issuer, which represents 9.7% of the Issuer’s outstanding Common Shares. The percentage was calculated by dividing (i) the 3,000,000 Common Shares beneficially owned by Mr. Wagner as of the date hereof, by (ii) 31,087,332 Common Shares outstanding as of June 29, 2006, according to information provided by the Issuer.
          (b) Mr. Wagner has the sole power to vote and dispose of the 3,000,000 Common Shares held by him.
          (c) On June 7, 2006, Mr. Wagner purchased 3,000,000 Common Shares at a purchase price of USD$1.10 per share. The purchase price was paid in cash from Mr. Wagner’s personal funds.
          (d) Not Applicable.
          (e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          On June 7, 2006, Mr. Wagner purchased 3,000,000 Common Shares, at a purchase price of USD$1.10 per share, pursuant to a Subscription Agreement for Common Shares (the “Subscription Agreement”), dated as of May 31, 2006, by and between Mr. Wagner and the Issuer.
          On June 7, 2006, Mr. Wagner also entered into an Undertaking (the “Undertaking”), by and between the Issuer, Mr. Wagner, Lawrence N. Goldstein, Jack and Dorothy Goldstein and Victor Morgenstern (the “Undertaking Recipients”), pursuant to which the Issuer agrees to file a registration statement with the Securities and Exchange Commission covering the resale of up to an aggregate of 3,650,000 Common Shares held by the Undertaking Recipients. The Undertaking, however, provides that a registration statement need not be filed so long as the Issuer is a Foreign Private Issuer, as defined under Rule 405 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and if the Undertaking Recipients are able to resell the Common Shares on the Toronto Stock Exchange pursuant to an exemption from registration under Rule 904 promulgated under the Securities Act and any legend on the certificates representing the Common Shares is removed in connection with any such resale.

Item 7.	Material to be Filed as Exhibits
Exhibit 99.1 Subscription Agreement, dated as of May 31, 2006, by and between Mr. Wagner and the Issuer.
Exhibit 99.2 Undertaking by and between the Issuer, Mr. Wagner, Lawrence N. Goldstein, Jack and Dorothy Goldstein and Victor Morgenstern.

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Signature
     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: June 30, 2006

/s/ Todd R. Wagner Todd R. Wagner

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